 [ First Financial Holdings, Inc. Letterhead ]

August 31, 2010

Via Edgar and Overnight Mail

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 000-17122

Dear Mr. Cline:

This letter sets forth the responses of First Financial Holdings, Inc. (the “Company”) to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2010 in connection with our letter filed on June 4, 2010 in response to the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.  We would like the opportunity to discuss our responses with you the week of September 6,, 2010 and will call to set up a time that is convenient for you.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.
We note your revised disclosure related to comment 6 from our letter dated February 18, 2010 included in response 1 in your June 4, 2010 response letter. We could not locate any discussion of your historical trends of prob1em loans that are ultimately charged-off and how you consider current market conditions in evaluating those trends. Therefore, please revise your disclosure in future filings accordingly.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

Response:

The Company appropriately considers the historical charge-off trends of loans in determining the ASC 450 (formerly SFAS No. 5) portion of our Allowance for Loan Losses (“ALLL”).  The discussion below commencing in the second paragraph of page 41 of our June 30, 2010 10-Q, related to our ALLL calculation model (“the model”) will be expanded in future filings.  In addition, trends in historical losses and current economic conditions affecting the ALLL calculation and provision are reflected in qualitative factors and are discussed in Risk Factors on page 57 of the Form 10-Q for the quarterly period ended June 30, 2010 10-Q that was filed on August 6, 2010 (the “June 30, 2010 10-Q”).  We have highlighted in bold the proposed additions to the disclosures included in the June 30, 2010 10-Q.

The allowance is based on management’s continuing review and credit risk evaluation of the loan portfolio.  The factors that are considered in a determination of the level of the allowance are our assessment of current economic conditions, the composition of the loan portfolio, historical trends in the loan portfolio, historical loss experience by categories of loans, ongoing reviews of higher-risk sectors of the loan portfolio, watch list loans, and selected individual loans, and concentrations of credit.  The value of the underlying collateral is also considered during such reviews.  This process provides an allowance consisting of two components: allocated and unallocated, as appropriate.  To arrive at the allocated component of the allowance, the Company combines estimates of the allowances needed for loans analyzed individually and on a pooled basis.  The result of the allocation may determine that there is no unallocated portion.

In addition to being used to categorize risk, First Federal’s internal seven-point risk rating system is an integral component of the determination of the allocated allowance for the loan portfolio.  Loans are segmented into categories for analysis based in part on the risk profile inherent in each category.  Loans are further segmented into risk rating pools within each category to appropriately recognize changes in inherent risk.  Migration of loans between risk ratings is tracked to determine potential trends of deterioration in the loan portfolio.

A primary component of determining appropriate reserve factors in the allowance calculation is based on the actual loss history for a three-year period, tracked by major loan category. In addition, more recent trends are considered by evaluating one-year and most recent quarter historical loss ratios to ensure appropriate consideration of trends by loan sector. In addition, qualitative factors are assigned to adjust historical loss rates as required based on trends, economic factors and other risk considerations.  Qualitative factor adjustments include risk characteristic;, credit concentration trends; credit policies and internal factors including changes in credit underwriting or approval processes and lender experience; and general economic conditions, including real estate valuation trends by market, job growth and unemployment rates.  Upon completion of the qualitative adjustments, the allowance is allocated to the components of the portfolio based on the adjusted loss rates.

The continued recessionary trends have resulted in an increased level of charge-offs, which have affected the ALLL calculation in the model.  For the nine months ended June 30, 2010, we recorded net loan charge-offs of $89.1 million for the nine months ended June 30, 2010 compared to $19.2 million for the nine months ended June 30, 2009.  Increases in net charge-offs for the nine month period ended June 30, 2010 were primarily the result of higher charge-offs of $37.9 million in the

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

land portfolio, $8.1 million in the home equity loan portfolio, $10.3 million in the commercial real estate portfolio, and $10.5 million in the residential mortgage loan portfolio.  These increased charge-offs impacted the historical loss rates utilized in the model to appropriately reflect the potentially higher risk of the remaining loans in those categories.

The increase in loan delinquencies, credit losses, and nonperforming assets generally reflects the operating difficulties of individual borrowers resulting from weakness in the local economy and high unemployment rates; however, more recently the continued deterioration in the general economy, collateral values, in particular in the coastal areas of our markets, and individual borrower and guarantor financial positions has become a significant contributing factor to the increased levels of delinquencies and nonperforming loans.  Accordingly, the historic loss factors and qualitative factors in the ALLL calculation have increased from September 30, 2009 to June 30, 2010 contributing to the higher level of the Allowance and the increased provision for loan losses during the period. Management believes that the Allowance for Loan Losses is sufficient at each balance sheet date based in facts known at the time.

2.
Please explain in detail how you considered the continual and rapid deterioration in asset quality during 2009 in your allowance methodology prior to instituting your targeted review process in October 2009 and how it was factored into the determination of the periodic loan loss provisions and your conclusion that the allowance for loan losses was appropriate at each balance sheet date.

Response:

The Company has consistently and appropriately applied a systematic process to calculate its estimate of the Allowance for Loan Losses.  The methodology is described in the periodic reports filed on Form 10-Q and 10-K and is included above under response 1.  For periods prior to 2009, throughout 2009, and into fiscal 2010, the Company’s methodology consistently included the calculation and evaluation of historical loss trends and incorporation of risk factors through “qualitative factor adjustments.”  These historical loss trends and qualitative factors were updated each quarter in determining the ALLL and we believe that the qualitative factor adjustments were appropriately adjusted each quarter for trends in the economy, unemployment, and other factors that reflected continued deterioration in asset quality.  For each loan category, three year average charge-offs are calculated and adjusted as necessary to factor in changes in trends, real estate valuations, economic condition or other risk factors as previously described.

In addition to the processes described related to the ASC 450 portion of our allowance, we have always analyzed all loans above our policy scope for SFAS No. 114 impairment as discussed on page 19 in Note 7 contained in the June 30, 2010 10-Q.  Specifically all loans greater than $500 thousand and loans past due in excess of 180 days are reviewed for impairment in accordance with the guidelines of SFAS No. 114 as follows:

In assessing the impairment of a loan and the related reserve requirement for that loan various methodologies are employed.  With respect to most real estate loans a fair value of collateral

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

approach is used with the underlying collateral appraised and used to calculate an anticipated realizable value given acquisition and marketing cost along with an assessment of the marketing period.  Our policy is to update collateral appraisals on problem loans at least annually or more frequently if circumstances warrant.  Impaired loans with no related allowances have been written down to the net realizable value.  Management believes that collateral for net impaired notes receivable is sufficient to cover the balances outstanding at each date presented.

Based on all information available as of the time of each previous filing, we believe the SFAS No. 114 specific reserve portion of the ALLL was appropriately stated.  As the recession continued and real estate values continued to decline, management appropriately enhanced its credit monitoring processes to increase the frequency and scope of loan reviews and updated appraisals.  While the allowance is a subjective estimate, management believes that the policies, processes consistently applied, and the controls in place are adequate to ensure that the allowance is appropriate at each balance sheet date.

3.
Please refer to your response to comment 21 of our letter dated February 18, 2010 and to your response to comment 10 of our letter dated May 7, 2010 and tell us in detail and revise future filings to provide an expanded discussion of your targeted review process that was implemented in October 2009. Please identify the specific policies and procedures that were revised and how they were enhanced. While we note your disclosure that the targeted reviews were conducted as part of your on-going review of the allowance, these reviews appear to represent a change in methodology and, therefore, the following information should be disclosed for each quarter ended in fiscal 2010:

a.	At each balance sheet date, identify the segments of your loan portfolio that had been thoroughly reviewed under the targeted review process and which segments remained to be completed.

b.	Quantify the effect of the completed targeted reviews at each balance sheet date on each segment of the loan portfolio for which the review was complete.

c.	Provide us this information as of the June 30, 2010.

Response:

In light of the prolonged recession throughout 2009, the continued deterioration of real estate values, and increases in delinquencies indicating the environment for new potential problem loans, the Company determined it appropriate and prudent to enhance its credit administration processes.  Commencing in the fall of 2009, credit underwriting guidelines were reviewed and criteria strengthened as deemed appropriate given current economic conditions.  Loan review processes were reviewed and enhanced as described below.  The agenda and scope of problem loan monitoring meetings were formalized and meetings were expanded to include a detail analysis of criticized or classified loans greater than $500,000, and loans past due 30 days or more and $200,000 or greater.   In addition, loans on an internal watch list are discussed and monitored more formally and frequently to ensure a proactive identification of problem loans.  The monthly problem loan reviews added an analysis of the borrower’s entire relationship in addition to the

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

individual loan which met the selection criteria and have incorporated global cash flow analysis in conjunction with underwriting of the entire relationship to fully understand the credit and the risk exposure.  Finally, the enhanced procedures now include the establishment and monitoring of more formal action plans to manage the loans identified in the process.

In conjunction with the enhanced loan monitoring process, management deemed it prudent and appropriate to specifically perform targeted reviews on the higher risk sectors of the portfolio, defined by management as commercial land loans, acquisition and development loans, commercial real estate loans and commercial loans greater than $1 million.  This enhanced process supplemented our existing review processes and provided an accelerated timing of review of performing loans in higher risk sectors to proactively identify new potential problems.  We do not believe the targeted reviews represent a change in methodology, but rather an enhancement of the frequency, scope and depth of the Company’s ongoing loan monitoring processes.  Accordingly, we do not believe it is necessary to provide disclosures beyond what are currently included in the periodic filings on Forms 10-Q and 10-K.

4.
Please tell us and revise future filings to provide an expanded discussion of how management determined that the allowance for loan losses was appropriate at each balance sheet date while knowing that the targeted reviews were not complete. We note your disclosure that management believed the allowance was adequate based available information; however, there appears to be no discussion of the magnitude of the potential impact of the on-going targeted reviews on the allowance for the remaining segments. Also, noting that you disclose that the targeted reviews are conducted as part of your on-going review of the allowance, tell how you determined that you consistently applied the revised methodology resulting from your targeted reviews across all segments of your portfolio in a timely manner.

Response:

The decline in collateral values and deteriorated financial condition of borrowers determined through the Company’s ongoing loan monitoring processes, including as a result of the enhanced processes implemented during the period, resulted from the current economic conditions, were identified in a timely manner, and were appropriately captured within the correct quarter.  There were no triggering events in any previous periods that would have led management to have knowledge of a probable loss or prompted the Company to react prior to the period in which the loss was recorded.  The ongoing loan reviews selected loans with evidence of stress as indicated in the criteria discussed in response to comment number 3 above, while the targeted reviews primarily covered performing loans, not otherwise included in the problem loan monitoring meeting, but considered to be in a higher risk sector given general economic conditions.  These reviews may have resulted in potential problems or identified impairment losses which were appropriately recognized when identified.  The actual results of loan reviews are incorporated into the allowance methodology each period through the historical loss rates and qualitative factors as previously addressed to ensure that additional potential risk in the portfolio is incorporated into the allowance estimate.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

Management and the Board have approved appropriate policies surrounding loan loss identification, loan monitoring and allowance for loan loss methodologies, have consistently applied processes implemented and have determined that the controls in place are adequate to ensure that the allowance is appropriate at each balance sheet date.

Note 5. Securities, page 97

5.
We note your response to comments 5 and 6 in your June 4, 2010 response letter. Based on the guidance in ASC 320-10-35-33f through 33i, we believe you must consider the specific credit characteristics of the col1ateral underlying each individual security to measure credit loss for your OTTI analysis. We do not believe simply using twice the historical default rate is consistent with this guidance. We note that the additional analysis performed using the Texas ratio of each institution which serves as collateral for a security appears to be more consistent with the guidance.  Please revise your credit loss measurement methodology for future periods to analyze the specific credit characteristics of the collateral underlying each individual security.

Response:

The Company acknowledges the Commission’s request and will apply the alternate credit loss methodology previously described in our response letters dated June 4, 2010 and March 25, 2010 for future periods.  Specifically, we will utilize a model to analyze the specific credit characteristics of the collateral underlying each individual security of the CDO pools to measure credit loss for our OTTI analysis.

Note 7. Earnings per Share, page 101

6.
We note your revised disclosure related to comment 13 from our letter dated February 18, 2010 included in response 1 in your June 4, 2010 response letter. Please revise your disclosure in future filings to clarify the fair value measurement methodology (e.g. black-sholes, etc.) used for the warrants.

Response:

The Company has incorporated revised disclosure in June 30, 2010 10-Q in the first full paragraph under the heading “Series A Preferred Stock” on page 23 in Note 12:

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

Series A Preferred Stock

On December 5, 2008, pursuant to the Capital Purchase Program (the “CPP”) established by the United States Department of the Treasury (the “Treasury”), First Financial issued and sold to the Treasury for an aggregate purchase price of $65.0 million in cash (i) 65,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $.01 per share, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), and (ii) a ten-year warrant to purchase up to 483,391 shares of common stock, par value $.01 per share, of First Financial, at an initial exercise price of $20.17 per share, subject to certain anti-dilution and other adjustments (the “Warrant”).The Company used relative fair value as the basis for allocating the proceeds from the issuance of the Series A preferred stock and warrants.  The assumptions incorporated into the Black Scholes fair value calculation model include a dividend yield of 4.85%, volatility of 35.4% and a risk free interest rate of 2.5%.

Our allowance for loan losses mav prove to be insufficient to absorb losses in our loan portfolio, page 33

7.
We note your revised disclosure related to comment 2 from our letter dated May 7, 2010. Please clarify your disclosure in future filings to state, if true, that when it is probable that there is a significant increase in cash flows previously expected to be collected, the accretable yield is increased and is recognized over the remaining life of the loan. Refer to ASC 310-30-35-1O.b.2 and 310-30-35-11.

Response:

The Company has incorporated revised disclosure into the June 30, 2010 10-Q in the second paragraph under the heading “Loans Acquired with Deteriorated Credit Quality” on page 10 in Note 2:

Adjustments to loan values in future periods may occur based on management’s expectation of future cash flows to be collected over the lives of the loans.  If based on the review, it is probable that a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, the remaining valuation allowance established for the loans is reduced for the increase in the present value of cash flows expected to be collected and the accretable yield is increased and is recognized over the remaining life of the loan.  If based on the review, it is probable that a significant decrease in cash flows previously expected to be collected or if actual cash flows are significantly less than cash flows previously expected, the allowance for loan losses is increased for the decrease in the present value of the cash flows expected to be collected.  The accretable yield for the loans is recalculated based on the decrease of the revised cash flows expected and is recognized over the remaining life of the loan.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

8.
We note your revised disclosure related to comment 2 from our letter dated May 7, 2010.  You disclose that the allowance for loan losses is reduced when it is probable that there is a significant decrease in cash flows previously expected to be collected. Please tell us why you reduce the allowance for loan losses when cash flow estimates are reduced or revise your disclosure to clarify your policy in future filings.

Response:

The Company has corrected the disclosure and incorporated such into the June 30, 2010 10-Q in the second paragraph under the heading “Loans Acquired with Deteriorated Credit Quality” on page 10 in Note 2 as noted in response number 7 above and as indicated below:

If based on the review, it is probable that a significant decrease in cash flows previously expected to be collected or if actual cash flows are significantly less than cash flows previously expected, the allowance for loan losses is increased for the decrease in the present value of the cash flows expected to be collected.  The accretable yield for the loans is recalculated based on the decrease of the revised cash flows expected and is recognized over the remaining life of the loan.

Note that at no time has the Company decreased the allowance related lower cash flows than previously expected to be collected.  The disclosure noted in comment number 8 was merely an error in our response to your previous comment and was correct prior to filing the June 30, 2010 10-Q.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

9.
We note your proposed revised presentation included in Attachment-Item 4 in response to comment 4 from our letter dated May 7, 2010. P1ease tell us how you determined that the presentation was appropriate considering the guidance in ASC 320-10-65-l.h that indicates that the cumulative effect adjustment should adjust retained earnings with an offset to accumulated other comprehensive income. Please revise or advise us as appropriate.

Response:

The Company acknowledges the Commission’s position that the appropriate presentation is to show the cumulative effect as an adjustment to retained earnings with equal and offsetting entry to OCI.  The net effect to total equity is zero.  While the original presentation was not in accordance with the guidance in that the effect was recorded as offsetting entries to retained earnings, management believes that the reclassification between retained earnings and OCI for the effect of ASC 320 implementation in fiscal year 2009 was immaterial to the Consolidated Statements of Stockholders’ Equity and Comprehensive Income as previously reported.  The total of $1.2 million was 0.3% of total equity and 0.4% of retained earnings at September 30, 2009.  Further, for periods subsequent to the adoption of ASC 320, OCI has been recorded to the actual calculated balance as of each period

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

presented.  Accordingly, we believe the impact is immaterial to revise the presentation contained in the September 30, 2009 Form 10-K.

December 31, 2009 Form 1O-Q

Note 7.  Investment Securities, page 15

10.
We note your response to comment 7 from our letter dated May 7, 2010. Please revise future filings to include the information included in the response regarding the reasons for the change in the prepayment rate and disclose the effect on your fair value measurements and your credit loss measurement. We note you did not include the effect on your fair value measurements in the response.

Response:

The Company has incorporated revised disclosure into the June 30, 2010 10-Q in the third paragraph on page 16 in Note 5:

Based on results experienced during the last several years of the economic downturn and financial crisis, we assume that collateral in default has a 100% chance of loss, while those in deferral status have an 85% chance of a permanent write-down, versus those that are current.  Further, based on historical trends and current economic conditions, we assume that there is a probability of the individual issuer of the underlying trust preferred collateral which is current nonetheless going into a distressed status.  We calculated this probability by comparing the number of bank failures to the number of FDIC institutions during the period from 1934 – 2008 resulted in an annual average default rate of 36bps.  We then analyzed the last 27 years (1984 – 2010) which has been the most dramatic period for defaults in recent history, and determined an average default rate of 80bps.  Based on this more recent trend, it was determined that a reasonable assumption of the estimate of future losses given the length and severity of the current recession would be twice the historical loss rate, or 72bps.  The factor is only applied to individual underlying trust preferred security collateral in each CDO pool that is current. The default model currently assumes a 1% prepayment rate.  This assumption was updated from a 2% prepayment rate given that trust preferred instruments which were issued before the financial crisis are a relatively low cost source of capital as compared to the higher cost alternatives to capital now available in light of the current economic conditions and these trust preferred securities would be less likely to prepay these instruments due to the higher cost which would be incurred.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

11.
We note your response and proposed disclosure related to comment 8 from our letter dated May 7, 2010. Please note that the guidance in ASC 320-10-50-2 requires disclosure of the total other-than-temporary impairment recognized in accumulated other comprehensive income by major security type.

Response:

The Company acknowledges the Commission’s request and proposes the following addition in future filings to the table included in Note 5, page 17 of the June 30, 2010 10-Q to present OTTI impairment recognized in accumulated other comprehensive income by major security type (in millions):

				OTTI						Below
	Amortized			included in						Investment
	Cost	Fair Value	OCI	OCI	OTTI	AAA	AA	A	BBB	Grade
Private Label / CMO	$ 290.3	$ 302.3	$ 7.3	$ -	$ (1.1)	$ 192.6	$ 13.7	$ 22.8	$ 34.9	$ 38.3
100% Bank Trust Preferred CDO	8.0	4.0	(2.4)	-	(4.9)	-	-	-	-	4.0
Corporate debt and other investments	6.6	7.2	0.4	-	(1.1)	-	-	1.0	2.1	4.1
Agency MBS	88.0	91.6	2.2	-	-	-	-	-	-	-
Agency CMO	6.6	6.8	0.1	-	-	-	-	-	-	-
Treasury / Agency	2.1	2.1	-	-	-	-	-	-	-	-
Municipals	22.1	23.9	-	-	-	4.1	10.0	7.8	-	2.0

Total	$ 423.7	$ 437.9	$ 7.6	$ -	$ (7.1)	$ 196.7	$ 23.7	$ 31.6	$ 37.0	$ 48.4

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
August 31, 2010

March 31, 2010 Form 10-Q

12.	Please revise future filings to disclose the information required by ASC 320-10-50-8A related to your other-than- temporary impairment of corporate debt securities.

Response:

The Company acknowledges the Commission’s request and will revise future filings to include the information as presented in a format similar to the following example.

NOTE - PROVIDED FOR ILLUSTRATION ONLY -
The following tables provide various information and fair value model assumptions regarding our CDOs as of DATE (dollars in thousands):

						Other-Than-Temporary- Impairment
	Single/	Class/	Amortized	Fair	Unrealized	Credit
Name	Pooled	Tranche	Cost	Value	Loss	Portion	Other	Total
Fund I	Pooled	MEZ				$
Fund II	Pooled	B
Fund III	Single	Senior
			0	0	0	0	0	0

			Actual	Expected
	Lowest	Performing	% Deferrals	% Deferrals		Discount
Name	Rating	Banks	and Defaults	and Defaults		Margin	Yield
Fund I	Ca	10	10%	10%		LIBOR + 1500	LIBOR + 300
Fund II	Ca	20	20%	20%		LIBOR + 1500	LIBOR + 300
Fund III	Ba3	30	30%	30%		LIBOR + 1500	LIBOR + 300

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (843) 529-5456 or bbettendorf@firstfederal.com.

Sincerely,

/s/Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President & Chief Financial Officer